Exhibit 99.1

GasLog Partners LP Declares Distributions on Series A, B and C Preference Units

Majuro, Marshall Islands, May 11, 2023, GasLog Partners LP (“GasLog Partners” or the “Partnership”) (NYSE: GLOP), an international owner, operator and acquirer of liquefied natural gas (“LNG”) carriers, today announced the quarterly distributions on its preference units as follows:

Series of Preference Units	Distribution	Record Date	Payment Date
Series A Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units	$0.5390625 per preference unit	June 8, 2023	June 15, 2023
Series B Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units	$0.67375 per preference unit	June 8, 2023	June 15, 2023
Series C Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units	$0.53125 per preference unit	June 8, 2023	June 15, 2023

Contacts:

Robert Brinberg

Rose & Company

Phone: +1 212-517-0810

Email: gaslog@roseandco.com

About GasLog Partners

GasLog Partners is an owner, operator and acquirer of LNG carriers. The Partnership’s fleet consists of eleven wholly-owned LNG carriers as well as three vessels on bareboat charters, with an average carrying capacity of approximately 159,000 cbm. GasLog Partners is a publicly traded master limited partnership (NYSE: GLOP) but has elected to be treated as a C corporation for U.S. income tax purposes and therefore its investors receive an Internal Revenue Service Form 1099 with respect to any distributions declared and received. Visit GasLog Partners’ website at http://www.gaslogmlp.com.